GOLDCORP

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8
Tel: (604) 696-3000   **Fax:** (604) 696-3001
TSX: **G**   NYSE: **GG**

INTEGRA GOLD
CORP

P.O Box 11144, Royal Centre #2270 -1055 West Georgia St.
Vancouver, BC Canada, V6E 3P3
TSX-V: **ICG**   OTCQX: **ICGQF**

GOLDCORP AND INTEGRA GOLD TO HOST #DISRUPTMINING DURING PDAC 2017

A Collaborative Effort to Revolutionize the Industry's Future with Exponential and Disruptive Technologies

Press Release Highlights:

- Integra Gold and Goldcorp to host #DisruptMining innovation expo and "Shark-Tank" style live event on Sunday, March 5, 2017

- Calling for Disruptors to pitch their disruptive technologies and business ideas to a panel of industry senior executives and a live audience of mining industry influencers and decision makers – sign up at www.disruptmining.com

- All proceeds from the #DisruptMining finale event will be donated to charities and will create scholarships designed to spur innovation in mining.

Vancouver, British Columbia, December 16, 2016 – GOLDCORP INC. (TSX: G, NYSE: GG) and INTEGRA GOLD CORP. (TSX-V: ICG, OTCQX: ICGQF) are pleased to announce #DisruptMining, a marquee event during the annual Prospectors and Developers Association of Canada ("PDAC") conference that will showcase disruptive and exponential technologies with the potential to revolutionize the future of mineral exploration, mining and more. Integra and Goldcorp have partnered to present this unique initiative that will showcase disruptive ideas in front of a live audience of over 500 industry leaders and a "Shark-Tank" style panel of industry executives. The prize is up to $1 Million in investment for a proof of concept at one of Goldcorp's mines or investment in the winning technologies. All proceeds from the #DisruptMining finale event will be donated to charities and will create scholarships designed to spur innovation in mining.

Link to #DisruptMining promo video: https://vimeo.com/195817154

"The mining industry is overdue for radical, disruptive innovation that drives value, enhances safe production and performance across every aspect of our business, from exploration through to reclamation and closure," said Todd White, Senior Vice President, Technical Services and Business Excellence at Goldcorp and board member of the Canadian Mining Innovation Council. "As an industry, we must collaborate to spur investment and accelerate the pace of innovation in order to stay competitive and deliver greater value to shareholders. Efficient, socially and environmentally responsible operations that deliver value for all of our stakeholders are simply good business and this event is designed as a catalyst to make that happen faster."

"At last year's $1 Million Integra Gold Rush Challenge we challenged governments, mining companies and financiers to get off the sidelines and into the innovation game. This year, the industry has delivered," said Stephen de Jong, President and Chief Executive Officer, Integra Gold. "Together with Goldcorp and other mining and technology partners, #DisruptMining will break down barriers and present innovative technologies set to radically disrupt exploration and mining in the years to come. Proceeds from this event will both support charities in the communities in which we operate as well as invest in the future of mining through a number of mining innovation focused scholarships."

#DisruptMining Innovation Expo

On Sunday, March 5th, 2017 the #DisruptMining daytime innovation expo will showcase companies working with industry-changing technologies in order to present how the mining industry can foster, grow and attract investment focused on changing the path of natural resource exploration and extraction.

"Shark-Tank" Style Live Finale Event

The #DisruptMining innovation expo will then transition into an evening gala where five Disruptors will pitch their disruptive ideas "Shark-Tank" style to a live audience. Five industry senior executives - including Rob McEwen, one of the mining industry's original disruptors, must decide: Which big idea(s) will change the future of mining and mineral exploration?

Call for Disruptors

Any innovator interested in pitching their idea at #DisruptMining are encouraged to submit an application via the submission portal found at www.disruptmining.com before 9:00pm PST on Wednesday, January 18, 2017.

Applications are limited to four pages and must include a brief introduction to the idea and technology being pitched, along with an explanation of its potential impact on the mining industry. Multi-media usage is highly encouraged to complement submissions as well as introduce yourself.

Attendees chosen to exhibit at the innovation expo, and the five finalists chosen to pitch at the #DisruptMining live event will be notified by February 1, 2017.

#DisruptMining Timeline

• Wednesday, January 18, 2017: deadline for disruptors applications.
• Wednesday, February 1, 2017: selected disruptors notified.
• Sunday, March 5, 2017 1:00pm – 4:30pm: #DisruptMining Innovation Expo.
• Sunday, March 5, 2017 5:00 pm – late: #DisruptMining Live Event.

For more information, to ask questions and full application details please visit www.disruptmining.com or email submissions@disruptmining.com.

Tickets to #DisruptMining
For more information on attending #DisruptMining please email tickets@disruptmining.com.

About Goldcorp www.goldcorp.com
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Integra Gold Corp. www.integragold.com
Integra Gold is a junior gold exploration company advancing projects in Val-d'Or, Québec, one of the top mining jurisdictions in the world. The Company's primary focus is its high-grade Lamaque project.

#DisruptMining Inquiries:
Mark Stockton 604-629-0891
E: mark@integragold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.